Mail Stop 3561


									September 23, 2005
Via U.S. Mail and Fax (412- 820-1530)
Mr. Samuel C. Knoch
Chief Financial Officer
Tollgrade Communications, Inc.
493 Nixon Road
Cheswick, PA 15024


	Re:	Tollgrade Communications, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 3, 2005

      Form 10-Q for Fiscal Quarter Ended June 25, 2005

		File No. 0-27312

Dear Mr. Knoch:

      We have reviewed your supplemental response letter dated
August
31, 2005 as well as the above referenced filings and have the following comment. As noted in our comment letter dated July 25, 2005, we have limited our review to only the issues addressed in our letter and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-K for the fiscal year ended December 31, 2004

 Intangible Assets and Goodwill, page 26

1. Please refer to prior comment #2. We have reviewed your response and have the following comments:

* Tell us why it is appropriate to use the average stock price for a
12 month period to estimate the fair value of your reporting unit. Also, tell us why it is not appropriate to use the stock price at the date of your impairment test. Further, tell us the total fair value calculated based on your average stock price.
* You state that the average stock price for a 12 month period is not representative of your reporting unit`s fair value because your stock price has been higher than your book value in a number of individual dates in 2005. Tell us why it is appropriate for your impairment analysis to consider a "temporary decline" in your fair value. Also, tell us how a number of individual dates where the price is higher than your book value weighs more heavily than when the number of individual dates where the stock price is lower than your book value.
* Tell us how you considered any control premium in determining your fair value. Also, tell us the amount assigned to the control premium.
* You state you will obtain a third party valuation if the lower market value conditions continue to exist. Tell us why it is appropriate to change your impairment testing methodology.
* The annual test for goodwill impairment is required and must be done exclusive of a triggering event. Your statement that the temporary decline is not a triggering event is inconsistent with your discussion of annual testing.

Note 2. Intangible Assets, page 46

Please refer to prior comment #9. We have reviewed your response and have the following comments.

LoopCare Business Software

2. Please tell us how you have considered the competitive, economic and technological factors in evaluating your LoopCare Base Software as an indefinite-lived intangible asset as discussed in your filing.
More specifically address, the downturn in the telecommunications industry, the RBOCs considerable slowing of capital investment in POTS lines, and the new focus on fiber-optic technology, wireless and
VoIP communications. Also, tell us how you considered the term of any patents related to the LoopCare Base Software. Refer to paragraphs 11(d) and 11(e) of FAS 142.

3. Please tell us whether there have been any modifications to the original LoopCare Base Software Code prior to and after the acquisition of the software. Also, tell us the nature of these modifications.

4. Please tell us the amount of your annual maintenance costs for the
LoopCare Base software in relation to its carrying value. If you have concluded that such costs are minimal, tell us your basis for your conclusion. Refer to paragraph 11(f) of FAS 142.



Post Warranty Maintenance Agreements

5. We note that you entered into two software maintenance agreements in 2004 with two RBOCs for a one year term that expires on December
31, 2005. Your previous three year software maintenance agreement with another RBOC expires on December 31, 2005. Further, you entered into a software maintenance agreement in early 2005 with the remaining RBOC for a two year term. It appears to us that these maintenance agreements are not automatically renewed and are relatively short-term in nature. Also, it appears that there are economic changes taking place with the RBOCs. Please tell us in more detail how you considered these factors in concluding that your software maintenance agreements are an indefinite-lived asset. We understand that these agreements were renewed over the past 30 years.
Refer to paragraphs 11(c), 11(d) and 11(e) of FAS 142.

6. Please tell us whether there have been any material modifications to the original terms and conditions of your software maintenance agreements. We understand that each party has the right or ability to make changes to these agreements through the renewal negotiation process. Include in your response a discussion of the changes made during each renewal process and the modifications made over several renewal periods, the types of changes made to the original terms and conditions, and whether you expect future changes or modifications in these agreements.

Cheetah Customer Base

7. Please tell us if you have experienced any loss of Cheetah customers since the original customer base was acquired in February
2003. Also, tell us the historical customer turnover experienced by
Acterna LLC prior to the acquisition.

8. You disclose that the market for your cable television testing equipment is "highly competitive." We also note your disclosure in the Form 10-Q for the period ended June 30, 2005 that the overall sales of cable hardware and software products has decreased, you have experience increased competition, and the standardization of these products has allowed customers to purchase system components from a number of vendors. Based on the foregoing, please tell us in more detail why the embedded base in your equipment "establishes significant barriers to entry by competitors as well as significant economic barriers to replacement by the customer." Also, tell us why a life of 10 years based on historical data is not appropriate for your Cheetah customer base.


*    *    *    *

      Please respond to this comment within 10 business days or
tell
us when you will provide us with a response. Please furnish a letter
that keys your responses to our comments and provides any
requested
information.  Detail letters greatly facilitate our review.
Please
file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Dean Suehiro, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


							Sincerely,

						 	 /s/ Kyle Moffatt for

							Larry Spirgel
							Assistant Director


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Mr. Samuel C. Knoch
Tollgrade Communications, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE